BI-OPTIC VENTURES INC.

____________________________________________________

Suite 1518-1030 West Georgia Street, Vancouver, B.C.V6E 2Y3

PH:  (604) 689-2646      FAX: (604) 689-1289

February 6, 2012

VIA E-MAIL

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATE FINANCE

WASHINGTON, DC

20549

Attn:  Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining

Dear Ms. Jenkins:

Re:

Bi-Optic Ventures Inc. (the”Company”)

Form 10-K for Fiscal Year Ended February 28, 2011

Filed June 1, 2011

File No. 000-49685

We refer to your letter of February 3, 2012 addressed to the Company with your comments on the Company’s Form 10-K for the fiscal year ended February 28, 2011. Our response to your comment is as follows:

Item 8. Financial Statements

   Report for Fiscal 2010 of independent registered public accounting firm added to filing.

The Company would also like to acknowledge that:

-the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-the Company may not assert any staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the foregoing addresses your comments raised in your letter dated February 3, 2012 however should you have any questions please do not hesitate to contact the undersigned at (604) 689-2646.

Yours truly,

Bi-Optic Ventures Inc.

“Harry Chew”

Harry Chew

President and CEO

Encls.

HC/ml

Cc: Mr. Lonny Wong, Saturna Group Chartered Accountants, LLP

      Mr. Blaise Rhodes, United States Securities and Exchange Commission